UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 8)
________________________

ITEX CORPORATION
(Name of Subject Company)
________________________

WESTERN SIZZLIN CORPORATION
(Name of Filing Person—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
_________________________

465647204
(CUSIP Number of Class of Securities)
________________________

Robyn B. Mabe
Vice President and Chief Financial Officer
Western Sizzlin Corporation
416 South Jefferson Street, Suite 600
Roanoke, Virginia 24011
(540) 345-3195
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copies to:
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$2,578,500	$102

*
Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and solely for the purpose of calculating the registration fee, the market value of the securities to be received by Western Sizzlin Corporation was calculated as the product of (i) 2,700,000 shares of ITEX Corporation common stock, which is the maximum number of shares that may be purchased by Western Sizzlin Corporation pursuant to its amended exchange offer, and (ii) the average of the high and low sales prices of ITEX Corporation common stock as quoted on the OTC Bulletin Board on March 10, 2008 ($0.955).

**
The amount of the filing fee equals $39.30 per million dollars of transaction value.  The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by Western Sizzlin Corporation as described below.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$490	Filing Party:	Western Sizzlin Corporation
Form or Registration No.:	Form S-4, 333-148349	Date Filed:	December 27, 2007

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement originally filed with the Securities and Exchange Commission on December 27, 2007, as amended by Amendment No. 1 thereto filed on January 29, 2008, Amendment No. 2 thereto filed on February 1, 2008, Amendment No. 3 thereto filed on February 29, 2008, Amendment No. 4 thereto filed on March 13, 2008, Amendment No. 5 thereto filed on March 27, 2008, Amendment No. 6 thereto filed on May 1, 2008 and Amendment No. 7 thereto filed on May 7, 2008 (as amended, the “Schedule TO”) by Western Sizzlin Corporation, a Delaware corporation (“Western”).  The Schedule TO relates to the offer by Western to exchange up to 2,700,000 shares of common stock, par value $0.01 per share (“ITEX Common Stock”), of ITEX Corporation, a Nevada corporation (“ITEX”), at an exchange ratio of one share of ITEX Common Stock for .06623 shares of common stock, par value $0.01 per share (“Western Common Stock”), of Western, upon the terms and subject to the conditions described in the Prospectus, dated May 13, 2008 (the “Prospectus”), and the related revised Letter of Transmittal, which are exhibits (a)(4) and (a)(1)(vi) hereto, respectively (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).

Items 1 through 9, and Item 11.

All information contained in the Prospectus and the revised Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

At 5:00 p.m., New York City time, on Tuesday, May 13, 2008, the Offer expired, as scheduled.  Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the exchange agent for the Offer, a total of 873,862 shares of ITEX Common Stock were validly tendered in the Offer and not withdrawn. On May 14, 2008, Western issued a press release announcing the results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(ix) and is incorporated herein by reference.

Item 12.    Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(ix)                      Text of press release issued by Western, dated May 14, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2008

WESTERN SIZZLIN CORPORATION

By:	/s/ Robyn B. Mabe
	Name:	Robyn B. Mabe
	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Form of Letter of Transmittal (1)

(a)(1)(ii)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (1)

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (1)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (1)

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (1)

(a)(1)(vi)	Form of Revised Letter of Transmittal (2)

(a)(1)(vii)	Form of Revised Notice of Guaranteed Delivery (2)

(a)(1)(viii)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (2)

(a)(1)(ix)	Form of Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (2)

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus relating to Western Common Stock to be issued in the Offer (3)

(a)(5)(i)	Text of press release issued by Western, dated December 12, 2007 (4)

(a)(5)(ii)	Text of press release issued by Western, dated December 27, 2007 (4)

(a)(5)(iii)	Text of press release issued by Western, dated January 28, 2008 (4)

(a)(5)(iv)	Text of press release issued by Western, dated February 1, 2008 (4)

(a)(5)(v)	Text of press release issued by Western, dated February 29, 2008 (4)

(a)(5)(vi)	Text of press release issued by Western, dated March 13, 2008 (4)

(a)(5)(vii)	Text of press release issued by Western, dated March 27, 2008 (4)

(a)(5)(viii)	Text of press release issued by Western, dated May 1, 2008 (4)

(a)(5)(ix)	Text of press release issued by Western, dated May 14, 2008 (5)

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference from Western’s Registration Statement on Form S-4 filed on December 27, 2007.
(2)	Incorporated by reference from Amendment No. 2 to Western’s Registration Statement on Form S-4 filed on March 13, 2008.
(3)	Incorporated by reference from the Rule 424(b)(3) prospectus filed on May 13, 2008.
(4)	Previously filed.
(5)	Filed herewith.